Exhibit 99.1

Vermilion Energy Inc. to Host Investor Day on December 10, 2025

CALGARY, AB, Nov. 26, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that we will be hosting an Investor Day on December 10, 2025. The event will feature presentations by senior management, providing insight into our repositioned global gas portfolio and our outlook for the Company. A live webcast will be available for all interested participants.

Webcast and Dial-In Details

The Investor Day presentation will take place virtually on Wednesday, December 10, 2025, at 9:00 AM MT (11:00 AM ET). The live webcast can be accessed at https://app.webinar.net/O9BjeG7e3bG. The webcast link and conference call slides will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

Alternatively, participants can call 1-888-510-2154 (Canada and US Toll Free) or 1-437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 11314# from December 10, 2025, at 12:00 PM MT to December 17, 2025, at 12:00 PM MT. To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4hEWfg4 to receive an instant automated call back.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2025/26/c9381.html

%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO and/or Lars Glemser, Vice President & CFO, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 26-NOV-25